EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE August 19, 2010
ITEM 3.	NEWS RELEASE Issued August 19, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
The Company announced that new metallurgical test work undertaken by G&T Metallurgical Services Inc. confirms that a higher grade copper concentrate can be produced from the project and a coarser grind can be used without sacrificing copper recoveries. In total, these improvements are estimated to reduce the Preliminary Feasibility Study (PFS) Base Case average annual operating costs by US$12.8 million (about US$20 per ounce of gold produced) or approximately US$465 million over the nearly 37 year projected mine life.

The Company plans to complete a new PFS early next year. Among other initiatives, the Company is looking at the possibility of recovering economically significant quantities of rhenium in the molybdenum concentrate.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 19th day of August, 2010.

APPENDIX A
Seabridge Gold Inc.
News Release

Trading Symbols:                TSX: SEA                                                                              For Immediate Release
NYSE Amex: SA                                                                                           August 19, 2010

Projected Economics Continue to Improve at Seabridge Gold’s KSM Project
New Metallurgical Tests Increase Concentrate Grade and Reduce Grinding Costs

Toronto, Canada – Ongoing engineering work to optimize the March 31, 2010 Preliminary Feasibility Study (“PFS”) on Seabridge Gold’s 100% owned KSM Project is generating significant economic enhancements. New metallurgical test work undertaken by G&T Metallurgical Services Inc. (“G&T”) confirms that a higher grade copper concentrate can be produced from the project and a coarser grind can be used without sacrificing copper recoveries. In total, these improvements are estimated to reduce the PFS Base Case average annual operating costs by US$12.8 million (about US$20 per ounce of gold produced) or approximately US$465 million over the nearly 37 year projected mine life.

Seabridge President and CEO Rudi Fronk noted that G&T’s work continues to demonstrate the excellent metallurgical characteristics of the KSM project. “These metallurgical results are just one of a number of initiatives we are pursuing to optimize project economics. Our plan is to complete a new PFS early next year. Among other promising initiatives, we are looking at the possibility of recovering economically significant quantities of rhenium in the molybdenum concentrate. Next year’s PFS should also include new reserve additions from the Iron Cap Zone which have the potential to reduce operating costs, defer capital expenditures and increase mine life.”

G&T, an independent laboratory located in Kamloops, British Columbia, undertook extensive test work on two large composite samples of Mitchell ore. The program included examination of primary grinding and regrinding in batch flotation tests followed by lock-cycle and pilot plant testing. The results indicate that a primary grind in which 80% of the material is 150 microns or less in size generates comparable copper recoveries to those projected from a finer primary grind in which 80% of the material is smaller than 125 microns (the assumption in the 2010 PFS).  A coarser primary grind is estimated to reduce projected operating costs by approximately US$0.10 per tonne of ore milled (US$4.3 million per year).

Improvements made by G&T to the flotation process produced concentrates grading 28.7% copper at a copper recovery rate of 85% in locked-cycle testing. By comparison, earlier test work, on equivalent ore head grades, for the 2010 PFS predicted concentrates assaying 24.0% copper with similar copper recoveries.  If a 3% improvement in the copper concentrate grade is achieved at KSM, as these tests suggest is possible, operating costs would be reduced by approximately US$0.20 per tonne of ore milled compared to the 2010 PFS, resulting in estimated average annual saving of US$8.5 million.

The 100% owned KSM project, located near Stewart, British Columbia, Canada, is one of the world’s largest undeveloped gold/copper projects. Proven and probable reserves for the KSM project (see news release dated March 31, 2010 for details) using a gold price of US$850 per ounce and a copper price of US$2.25 per pound are as follows:

KSM Proven and Probable Reserves
Zone	Reserve Category	Tonnes (millions)	In Situ Average Grades				Contained Metal
			Gold (gpt)	Copper (%)	Silver (gpt)	Molybdenum (ppm)	Gold (million ounces)	Copper (million pounds)	Silver (million ounces)	Moly (million pounds)
Mitchell	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	764.8	0.59	0.16	2.93	62.3	14.5	2,722	72.0	105.0
	Total	1,335.4	0.61	0.16	2.93	60.4	26.3	4,823	126.1	178.0
Sulphurets	Probable	142.2	0.61	0.28	0.44	101.8	2.8	883	2.0	31.9
Kerr	Probable	125.1	0.28	0.48	1.26	Nil	1.1	1,319	5.1	Nil
Totals	Proven	570.6	0.64	0.17	2.95	58.0	11.7	2,101	54.1	73.0
	Probable	1,032.1	0.56	0.22	2.38	60.2	18.4	4,924	79.1	137.0
	Total	1,602.7	0.59	0.20	2.58	59.4	30.2	7,024	133.1	209.9

The 2010 PFS was prepared by Wardrop, a Tetra Tech Company, under the direction of Frank Grills, and included the work of other consultants (see news release dated March 31, 2010 for details). The 2010 metallurgical test work is being undertaken by G&T Metallurgical Services Inc, under the direction of John Huang. These individuals are Qualified Persons under National Instrument 43-101 and have approved this news release.

Seabridge holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) any potential for the increase of mineral reserves and mineral resources, whether in existing zones or new zones; (iii) the amount of future production; (iv) further optimization of the PFS including metallurgical performance; (v) completion of and submission of the Environmental Assessment Application; and (vi) potential for engineering improvements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing further optimizations and potential in exploration programs and proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2009 and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD

"Rudi Fronk"
President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net